J Sainsbury plc

82-00913

RECEIVED
2006 OCT 26 A

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington D[redacted]
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 11 October 2006

06017968

SUPPL

Dear Sir

J Sainsbury Announces: Second Quarter Trading Statement for 16 weeks to 7 October 2006

Please find enclosed a copy o f the above announcement made to the London Stock Exchange on 11th October 2006.

Yours sincerely

pp.

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
NOV 0 2 2006
THOMSON
FINANCIAL

dlw 10/31

11 October 2006

Second Quarter Trading Statement for 16 weeks to 7 October 2006

Highlights

- **Total sales for quarter two up 7.6 percent (8.0 percent excluding petrol)**
- **Like-for-like sales for quarter two up 6.5 percent (6.6 percent excluding petrol)**
- **Total sales for first half up 7.8 percent (7.4 percent excluding petrol) (2)**
- **Like-for-like sales for first half up 6.8 percent (6.2 percent excluding petrol) (2)**
- **Recovery remains on track**

Justin King, chief executive, said: "We have continued our good sales performance during the second quarter of the year and have benefited from spells of good weather and the focus this places on fresh and healthy food. Like-for-like sales, excluding petrol, were up 6.6 percent and we have again grown sales ahead of the market (3). We have now reported like-for-like sales growth for seven consecutive quarters. In September our 'Try Something New Today' branding passed its first anniversary. This is strengthening our brand's heritage and focus on fresh, healthy and tasty food. We have continued to develop and improve our product ranges and customers have responded overwhelmingly to our 'Try' ideas, trying a range of new and exciting products.

"During the quarter we relaunched our premium range 'Taste the Difference' (TTD), introducing 250 new products bringing the total range to 1,100 lines. The range has strict brand guidelines such as no artificial colours, flavours or hydrogenated fats and uses only free-range eggs and UK sourced meat. Our multiple traffic light nutritional label, the Wheel of Health, now appears on TTD products and is being introduced onto our 'Basic' products at the beginning of next year. This will continue to help customers make informed decisions in achieving a balanced diet throughout our product range.

"As has been widely reported, this quarter has seen some significant pressure in the market driven by increases in the cost of energy, commodities and fresh produce. Our grocery inflation for the quarter was significantly lower than the overall market at 1.0 percent and therefore our relative price position continued to improve during the period. For the first half, prices were, in total, at the same level as the first half last year. Our good sales performance continues to enable us to invest in our offer as we are committed to improving our competitive position.

"We are now delivering activity equipment as part of our 2006 Active Kids programme. Over the past two years we will have donated £34 million of sports equipment, kit and coaching benefiting 26,000 primary, secondary and special needs schools, as well as nurseries.

"We have continued to develop our store estate. In the first half we have extended five, downsized one and refurbished 32 supermarkets and opened seven new stores, including the four acquired from Somerfield, which opened last week. Five additional supermarkets also acquired from Somerfield will open for trading before Christmas. We introduced our complementary non-food range into 31 supermarkets following successful trials last financial year. We opened ten convenience stores and refurbished and converted a further 37.

"Placing our priority on food, we believe Sainsbury's offers customers a different proposition to that of our major competitors. Our commitment to trading as part of the local community and alongside smaller traders was evident in the welcome we received when we opened our new store in Upper Norwood in August. This approach was also fundamental to winning planning permission for a 35,000 sq foot food-focused store in Urmston, Manchester.

"As previously announced, we will experience a significant step up in our energy costs of around £55 million in the second half. We also face much tougher sales growth comparatives as we come up against the strong trading performance of over five percent like-for-like growth achieved in the second half of 2005/06. We believe the market will remain highly competitive but our performance in the first half has given us good momentum as we enter the important Christmas trading period."

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.
(2) Easter adjusted.
(3) As measured by TNS on a 12 weekly basis compared with the previous year.
(4) Sales growth is detailed below:

2006/07	**Q1**	**Q2**	**H1**
Sales growth including petrol (%)			
Total	8.1	7.6	7.8
Lfl	7.1	6.5	6.8
Sales growth excluding petrol (%)			
Total	6.7	8.0	7.4
Lfl	5.7	6.6	6.2

(5) Sainsbury's will announce its Interim results for the 28 weeks to 7 October 2006 on 15 November 2006.
(6) A conference call will take place at 8.45 BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 16 October 2006.

11 October 2006

Second Quarter Trading Statement for 16 weeks to 7 October 2006

Highlights

- **Total sales for quarter two up 7.6 percent (8.0 percent excluding petrol)**
- **Like-for-like sales for quarter two up 6.5 percent (6.6 percent excluding petrol)**
- **Total sales for first half up 7.8 percent (7.4 percent excluding petrol) (2)**
- **Like-for-like sales for first half up 6.8 percent (6.2 percent excluding petrol) (2)**
- **Recovery remains on track**

Justin King, chief executive, said: "We have continued our good sales performance during the second quarter of the year and have benefited from spells of good weather and the focus this places on fresh and healthy food. Like-for-like sales, excluding petrol, were up 6.6 percent and we have again grown sales ahead of the market (3). We have now reported like-for-like sales growth for seven consecutive quarters. In September our 'Try Something New Today' branding passed its first anniversary. This is strengthening our brand's heritage and focus on fresh, healthy and tasty food. We have continued to develop and improve our product ranges and customers have responded overwhelmingly to our 'Try' ideas, trying a range of new and exciting products.

"During the quarter we relaunched our premium range 'Taste the Difference' (TTD), introducing 250 new products bringing the total range to 1,100 lines. The range has strict brand guidelines such as no artificial colours, flavours or hydrogenated fats and uses only free-range eggs and UK sourced meat. Our multiple traffic light nutritional label, the Wheel of Health, now appears on TTD products and is being introduced onto our 'Basic' products at the beginning of next year. This will continue to help customers make informed decisions in achieving a balanced diet throughout our product range.

"As has been widely reported, this quarter has seen some significant pressure in the market driven by increases in the cost of energy, commodities and fresh produce. Our grocery inflation for the quarter was significantly lower than the overall market at 1.0 percent and therefore our relative price position continued to improve during the period. For the first half, prices were, in total, at the same level as the first half last year. Our good sales performance continues to enable us to invest in our offer as we are committed to improving our competitive position.

"We are now delivering activity equipment as part of our 2006 Active Kids programme. Over the past two years we will have donated £34 million of sports equipment, kit and coaching benefiting 26,000 primary, secondary and special needs schools, as well as nurseries.

"We have continued to develop our store estate. In the first half we have extended five, downsized one and refurbished 32 supermarkets and opened seven new stores, including the four acquired from Somerfield, which opened last week. Five additional supermarkets also acquired from Somerfield will open for trading before Christmas. We introduced our complementary non-food range into 31 supermarkets following successful trials last financial year. We opened ten convenience stores and refurbished and converted a further 37.

"Placing our priority on food, we believe Sainsbury's offers customers a different proposition to that of our major competitors. Our commitment to trading as part of the local community and alongside smaller traders was evident in the welcome we received when we opened our new store in Upper Norwood in August. This approach was also fundamental to winning planning permission for a 35,000 sq foot food-focused store in Urmston, Manchester.

"As previously announced, we will experience a significant step up in our energy costs of around £55 million in the second half. We also face much tougher sales growth comparatives as we come up against the strong trading performance of over five percent like-for-like growth achieved in the second half of 2005/06. We believe the market will remain highly competitive but our performance in the first half has given us good momentum as we enter the important Christmas trading period."

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.

(2) Easter adjusted.

(3) As measured by TNS on a 12 weekly basis compared with the previous year.

(4) Sales growth is detailed below:

2006/07	**Q1**	**Q2**	**H1**
Sales growth including petrol (%)			
Total	8.1	7.6	7.8
Lfl	7.1	6.5	6.8
Sales growth excluding petrol (%)			
Total	6.7	8.0	7.4
Lfl	5.7	6.6	6.2

(5) Sainsbury's will announce its Interim results for the 28 weeks to 7 October 2006 on 15 November 2006.

(6) A conference call will take place at 8.45 BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 16 October 2006.

11 October 2006

Second Quarter Trading Statement for 16 weeks to 7 October 2006

Highlights

- **Total sales for quarter two up 7.6 percent (8.0 percent excluding petrol)**
- **Like-for-like sales for quarter two up 6.5 percent (6.6 percent excluding petrol)**
- **Total sales for first half up 7.8 percent (7.4 percent excluding petrol) (2)**
- **Like-for-like sales for first half up 6.8 percent (6.2 percent excluding petrol) (2)**
- **Recovery remains on track**

Justin King, chief executive, said: "We have continued our good sales performance during the second quarter of the year and have benefited from spells of good weather and the focus this places on fresh and healthy food. Like-for-like sales, excluding petrol, were up 6.6 percent and we have again grown sales ahead of the market (3). We have now reported like-for-like sales growth for seven consecutive quarters. In September our 'Try Something New Today' branding passed its first anniversary. This is strengthening our brand's heritage and focus on fresh, healthy and tasty food. We have continued to develop and improve our product ranges and customers have responded overwhelmingly to our 'Try' ideas, trying a range of new and exciting products.

"During the quarter we relaunched our premium range 'Taste the Difference' (TTD), introducing 250 new products bringing the total range to 1,100 lines. The range has strict brand guidelines such as no artificial colours, flavours or hydrogenated fats and uses only free-range eggs and UK sourced meat. Our multiple traffic light nutritional label, the Wheel of Health, now appears on TTD products and is being introduced onto our 'Basic' products at the beginning of next year. This will continue to help customers make informed decisions in achieving a balanced diet throughout our product range.

"As has been widely reported, this quarter has seen some significant pressure in the market driven by increases in the cost of energy, commodities and fresh produce. Our grocery inflation for the quarter was significantly lower than the overall market at 1.0 percent and therefore our relative price position continued to improve during the period. For the first half, prices were, in total, at the same level as the first half last year. Our good sales performance continues to enable us to invest in our offer as we are committed to improving our competitive position.

"We are now delivering activity equipment as part of our 2006 Active Kids programme. Over the past two years we will have donated £34 million of sports equipment, kit and coaching benefiting 26,000 primary, secondary and special needs schools, as well as nurseries.

"We have continued to develop our store estate. In the first half we have extended five, downsized one and refurbished 32 supermarkets and opened seven new stores, including the four acquired from Somerfield, which opened last week. Five additional supermarkets also acquired from Somerfield will open for trading before Christmas. We introduced our complementary non-food range into 31 supermarkets following successful trials last financial year. We opened ten convenience stores and refurbished and converted a further 37.

"Placing our priority on food, we believe Sainsbury's offers customers a different proposition to that of our major competitors. Our commitment to trading as part of the local community and alongside smaller traders was evident in the welcome we received when we opened our new store in Upper Norwood in August. This approach was also fundamental to winning planning permission for a 35,000 sq foot food-focused store in Urmston, Manchester.

"As previously announced, we will experience a significant step up in our energy costs of around £55 million in the second half. We also face much tougher sales growth comparatives as we come up against the strong trading performance of over five percent like-for-like growth achieved in the second half of 2005/06. We believe the market will remain highly competitive but our performance in the first half has given us good momentum as we enter the important Christmas trading period."

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.

(2) Easter adjusted.

(3) As measured by TNS on a 12 weekly basis compared with the previous year.

(4) Sales growth is detailed below:

2006/07	**Q1**	**Q2**	**H1**
Sales growth including petrol (%)			
Total	8.1	7.6	7.8
Lfl	7.1	6.5	6.8
Sales growth excluding petrol (%)			
Total	6.7	8.0	7.4
Lfl	5.7	6.6	6.2

(5) Sainsbury's will announce its Interim results for the 28 weeks to 7 October 2006 on 15 November 2006.

(6) A conference call will take place at 8.45 BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 16 October 2006.

11 October 2006

Second Quarter Trading Statement for 16 weeks to 7 October 2006

Highlights

- **Total sales for quarter two up 7.6 percent (8.0 percent excluding petrol)**
- **Like-for-like sales for quarter two up 6.5 percent (6.6 percent excluding petrol)**
- **Total sales for first half up 7.8 percent (7.4 percent excluding petrol) (2)**
- **Like-for-like sales for first half up 6.8 percent (6.2 percent excluding petrol) (2)**
- **Recovery remains on track**

Justin King, chief executive, said: "We have continued our good sales performance during the second quarter of the year and have benefited from spells of good weather and the focus this places on fresh and healthy food. Like-for-like sales, excluding petrol, were up 6.6 percent and we have again grown sales ahead of the market (3). We have now reported like-for-like sales growth for seven consecutive quarters. In September our 'Try Something New Today' branding passed its first anniversary. This is strengthening our brand's heritage and focus on fresh, healthy and tasty food. We have continued to develop and improve our product ranges and customers have responded overwhelmingly to our 'Try' ideas, trying a range of new and exciting products.

"During the quarter we relaunched our premium range 'Taste the Difference' (TTD), introducing 250 new products bringing the total range to 1,100 lines. The range has strict brand guidelines such as no artificial colours, flavours or hydrogenated fats and uses only free-range eggs and UK sourced meat. Our multiple traffic light nutritional label, the Wheel of Health, now appears on TTD products and is being introduced onto our 'Basic' products at the beginning of next year. This will continue to help customers make informed decisions in achieving a balanced diet throughout our product range.

"As has been widely reported, this quarter has seen some significant pressure in the market driven by increases in the cost of energy, commodities and fresh produce. Our grocery inflation for the quarter was significantly lower than the overall market at 1.0 percent and therefore our relative price position continued to improve during the period. For the first half, prices were, in total, at the same level as the first half last year. Our good sales performance continues to enable us to invest in our offer as we are committed to improving our competitive position.

"We are now delivering activity equipment as part of our 2006 Active Kids programme. Over the past two years we will have donated £34 million of sports equipment, kit and coaching benefiting 26,000 primary, secondary and special needs schools, as well as nurseries.

"We have continued to develop our store estate. In the first half we have extended five, downsized one and refurbished 32 supermarkets and opened seven new stores, including the four acquired from Somerfield, which opened last week. Five additional supermarkets also acquired from Somerfield will open for trading before Christmas. We introduced our complementary non-food range into 31 supermarkets following successful trials last financial year. We opened ten convenience stores and refurbished and converted a further 37.

"Placing our priority on food, we believe Sainsbury's offers customers a different proposition to that of our major competitors. Our commitment to trading as part of the local community and alongside smaller traders was evident in the welcome we received when we opened our new store in Upper Norwood in August. This approach was also fundamental to winning planning permission for a 35,000 sq foot food-focused store in Urmston, Manchester.

"As previously announced, we will experience a significant step up in our energy costs of around £55 million in the second half. We also face much tougher sales growth comparatives as we come up against the strong trading performance of over five percent like-for-like growth achieved in the second half of 2005/06. We believe the market will remain highly competitive but our performance in the first half has given us good momentum as we enter the important Christmas trading period."

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.
(2) Easter adjusted.
(3) As measured by TNS on a 12 weekly basis compared with the previous year.
(4) Sales growth is detailed below:

2006/07	Q1	Q2	H1
Sales growth including petrol (%)			
Total	8.1	7.6	7.8
Lfl	7.1	6.5	6.8
Sales growth excluding petrol (%)			
Total	6.7	8.0	7.4
Lfl	5.7	6.6	6.2

(5) Sainsbury's will announce its Interim results for the 28 weeks to 7 October 2006 on 15 November 2006.
(6) A conference call will take place at 8.45 BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 16 October 2006.

11 October 2006

Second Quarter Trading Statement for 16 weeks to 7 October 2006

Highlights

- **Total sales for quarter two up 7.6 percent (8.0 percent excluding petrol)**
- **Like-for-like sales for quarter two up 6.5 percent (6.6 percent excluding petrol)**
- **Total sales for first half up 7.8 percent (7.4 percent excluding petrol) (2)**
- **Like-for-like sales for first half up 6.8 percent (6.2 percent excluding petrol) (2)**
- **Recovery remains on track**

Justin King, chief executive, said: "We have continued our good sales performance during the second quarter of the year and have benefited from spells of good weather and the focus this places on fresh and healthy food. Like-for-like sales, excluding petrol, were up 6.6 percent and we have again grown sales ahead of the market (3). We have now reported like-for-like sales growth for seven consecutive quarters. In September our 'Try Something New Today' branding passed its first anniversary. This is strengthening our brand's heritage and focus on fresh, healthy and tasty food. We have continued to develop and improve our product ranges and customers have responded overwhelmingly to our 'Try' ideas, trying a range of new and exciting products.

"During the quarter we relaunched our premium range 'Taste the Difference' (TTD), introducing 250 new products bringing the total range to 1,100 lines. The range has strict brand guidelines such as no artificial colours, flavours or hydrogenated fats and uses only free-range eggs and UK sourced meat. Our multiple traffic light nutritional label, the Wheel of Health, now appears on TTD products and is being introduced onto our 'Basic' products at the beginning of next year. This will continue to help customers make informed decisions in achieving a balanced diet throughout our product range.

"As has been widely reported, this quarter has seen some significant pressure in the market driven by increases in the cost of energy, commodities and fresh produce. Our grocery inflation for the quarter was significantly lower than the overall market at 1.0 percent and therefore our relative price position continued to improve during the period. For the first half, prices were, in total, at the same level as the first half last year. Our good sales performance continues to enable us to invest in our offer as we are committed to improving our competitive position.

"We are now delivering activity equipment as part of our 2006 Active Kids programme. Over the past two years we will have donated £34 million of sports equipment, kit and coaching benefiting 26,000 primary, secondary and special needs schools, as well as nurseries.

"We have continued to develop our store estate. In the first half we have extended five, downsized one and refurbished 32 supermarkets and opened seven new stores, including the four acquired from Somerfield, which opened last week. Five additional supermarkets also acquired from Somerfield will open for trading before Christmas. We introduced our complementary non-food range into 31 supermarkets following successful trials last financial year. We opened ten convenience stores and refurbished and converted a further 37.

"Placing our priority on food, we believe Sainsbury's offers customers a different proposition to that of our major competitors. Our commitment to trading as part of the local community and alongside smaller traders was evident in the welcome we received when we opened our new store in Upper Norwood in August. This approach was also fundamental to winning planning permission for a 35,000 sq foot food-focused store in Urmston, Manchester.

"As previously announced, we will experience a significant step up in our energy costs of around £55 million in the second half. We also face much tougher sales growth comparatives as we come up against the strong trading performance of over five percent like-for-like growth achieved in the second half of 2005/06. We believe the market will remain highly competitive but our performance in the first half has given us good momentum as we enter the important Christmas trading period."

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.
(2) Easter adjusted.
(3) As measured by TNS on a 12 weekly basis compared with the previous year.
(4) Sales growth is detailed below:

2006/07	**Q1**	**Q2**	**H1**
Sales growth including petrol (%)			
Total	8.1	7.6	7.8
Lfl	7.1	6.5	6.8
Sales growth excluding petrol (%)			
Total	6.7	8.0	7.4
Lfl	5.7	6.6	6.2

(5) Sainsbury's will announce its Interim results for the 28 weeks to 7 October 2006 on 15 November 2006.
(6) A conference call will take place at 8.45 BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 16 October 2006.